April 2, 2012

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Attn:	Larry Spirgel
Assistant Director

Re:	ATA Inc.
Form 20-F for the fiscal year ended March 31, 2011
Filed June 15, 2011
File No. 001-33910

Ladies and Gentlemen:

We received your letter dated March 9, 2012 (the “Letter”), setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) on our above-referenced Form 20-F (the “FY2011 20-F”). Our responses to the specific comments, including proposed disclosure to be added in ATA Inc.’s Form 20-F for the fiscal year ending March 31, 2012 (the “FY2012 20-F”), are set forth below. For the convenience of the Staff, each comment from the Letter is restated in bold prior to the response to such comment. Throughout our response, references to “ATA,” “the Company,” “we,” “us”, or “our” refer to ATA Inc., its subsidiaries and consolidated variable interest entity.

Form 20-F for the fiscal year ended December 31, 2009

General

D. Risk Factors, page 5

1.                                      Please include a separate risk factor with the heading that you may be unable to enforce the pledge agreement to obtain equity interest of ATA Online Education. We note that you cannot acquire the pledged equity interest directly if you choose to enforce the pledge agreement, because PRC Security Law prohibits direct transfer of pledged equity interest to a pledgor when the pledgor chooses to enforce the pledge, and requires that the disposal of pledged security interest must be accomplished by auction or public tender procedures so that you would have to prevail at such auction.

It appears that if the equity pledge agreement were properly registered and thereby effective, any losses incurred by you would be compensated from the proceeds of enforcement of the pledged equity interest prior to those unsecured debts. Moreover, even if you were to prevail in such auction or public tender procedures, you still are not allowed to hold the equity interest of ATA Online Education because Chinese law currently prohibits foreign investors from owning equity interests in companies engaged in distribution of Internet content in the PRC, as you state on page 40. Therefore, it appears that this equity pledge if properly registered and thereby effective, would operate as collateral security for the prompt and complete payment and performance of the obligations of ATA Online Education under the Technical Support Agreement. Clarify the purpose and effect of the equity pledge agreement. Further explain that this equity pledge agreement is only enforceable by you if it is registered with the local SAIC office and confirm date and place of registration of same.

The Company submits that, as is disclosed on page 70 of the FY2011 20-F, the purpose of the equity pledges is not to obtain the equity interest of ATA Online Education Technology Limited (“ATA Online”) in case of breach of the exclusive technical support agreement and the strategic consulting service agreement, but instead to act as collateral for ATA Online’s performance under those agreements (as noted in the Staff’s comment).  Under the call option and cooperation agreement, the Company, through its subsidiary ATA Testing Authority (Holdings) Limited (“ATA BVI”), can at any time acquire, or designate a third party or third parties to acquire, the entire equity interest of ATA Online from ATA Online’s current shareholders.

The Company further notes that it is the equity pledge under the equity pledge agreement, and not the equity pledge agreement itself, that is required to be registered with the relevant authority in order to be enforceable.  The enforceability of the equity pledge agreement is not subject to registration and is independent and separate from the enforceability of the equity pledges. Therefore, even without having registered the equity pledges, the Company could bring a claim for damages in case of any breach of ATA Online’s covenants under the equity pledge agreement. The equity pledge agreement contains certain negative covenants, including covenants not to in any way transfer the equity interest held by each shareholder, that help to strengthen the control over ATA Online created by the contractual arrangements as a whole.

In consideration of the above, the Company does not believe the registration of the equity pledges themselves is of significant importance. Regarding the status of registration of the equity pledges, the Company advises the Staff that the Company first applied to register the equity pledges with the relevant local authority, Haidian Branch of Beijing Administration for Industry and Commerce (“BAIC Haidian Branch”), in 2007. The Company has communicated with the BAIC Haidian Branch each year since then in an effort to register the pledges, but because the monetary amount to be secured by the pledge (i.e. the fees to be paid by ATA Online under the technical support agreement and the strategic consulting service agreement) is not fixed, the

BAIC Haidian Branch has not completed our registration on the grounds that our filing cannot meet their requirements. The Company will update the disclosure at the end of the second paragraph of the first risk factor under “Risks Relating to Regulation of Our Business” to clarify the status of the equity pledge registration.

In light of the above, the Company intends to revise the disclosure in the FY2012 20-F under the paragraph heading “Equity pledge agreement, dated October 27, 2006, as amended and restated on February 12, 2007, and as amended on July 7, 2009” in “Agreements among ATA BVI, ATA Learning and ATA Online” under Item 7.B. to read as follows:

“Equity pledge agreement, dated October 27, 2006, as amended and restated on February 12, 2007, and as amended on July 7, 2009.  To secure the payment obligations of ATA Online under the exclusive technical support agreement and the strategic consulting service agreement described above and provide additional covenants, ATA Online’s shareholders have pledged to ATA Learning their entire equity ownership interests in ATA Online. Upon the occurrence of certain events of default specified in this agreement, the pledgee may exercise its rights and foreclose on the pledged equity interest. Upon foreclosure, the pledged assets would be sold off and the proceeds used to satisfy ATA Online’s outstanding liabilities under the equity pledge agreement. As we would not obtain the actual shares of ATA Online upon enforcement of the pledges, the purpose of the equity pledges is not to obtain the equity interest of ATA Online in case of breach of the exclusive technical support agreement and the strategic consulting service agreement, but instead to act as collateral for ATA Online’s performance under those agreements. Under the equity pledge agreement, the pledgor may not transfer the pledged equity interest without the pledgee’s prior written consent.

Under PRC law, a pledge of equity interest can only be valid after such pledge is registered with the relevant local branch of the State Administration of Industry and Commerce. We applied to register the equity pledges with the relevant local authority, Haidian Branch of Beijing Administration for Industry and Commerce, in 2007. The Company has communicated with the local authority each year since then in an effort to register the pledges, but because the monetary amount to be secured by the pledges (i.e. the fees to be paid by ATA Online under the technical support agreement and the strategic consulting service agreement) is not fixed, the local authority has not completed our registration on the grounds that our filing cannot meet their requirements. We do not know when or if we will be able to register the equity pledges. The enforceability of the equity pledge agreement is not subject to registration and is independent and separate from the enforceability of the equity pledges. Therefore, even without having registered the equity pledges, the Company could bring a claim for damages in case of any breach of ATA Online’s covenants under the equity plege agreement.

The term of the pledge agreement is the same as the term of the strategic consulting service agreement. The equity pledge agreement will also be binding upon successors of the pledgor and transferees of the pledged equity interest. This agreement may be terminated upon the completion of ATA Online’s contractual liabilities under the exclusive technical support agreement and the strategic consulting service agreement as described above. In February 2007, at the direction of the company, Jianguo Wang transferred all of his equity interest in ATA Online to Walter Lin Wang, and the October 2006 agreement was amended and restated to take this transfer into account. In July 2009, the agreement was further amended to incorporate the new investments in the registered capital of ATA Online made by the shareholders of ATA Online as subject to the pledges.”

The Company intends to also add clarification language regarding the equity pledge in the third risk factor under “Risks Relating to Regulation of Our Business.” See the response to Comment 4 below for such language. With such added language, the Company does not believe it is appropriate to have a separate risk factor regarding the equity pledge.

If Microsoft exercises its contractual option to acquire the course code of our Dynamic Simulation Technology…, page 8

2.                                      Please file a copy of the Simulation Technology License Agreement you have entered into with Microsoft as an exhibit to your Form 20-F for fiscal year ended March 31, 2012. We note your disclosure that Microsoft can exercise an option under the agreement to acquire for $3.0 million a perpetual royalty-free license to the source code of your Dynamic Simulation Technology, along with the right to freely sell, license or sublicense the source code to third parties. In addition, we note your disclosure that the exercise of this option, and the subsequent sublicensing of any rights to third parties, may materially adversely affect your future revenues and competition. As a result, the Simulation Technology License Agreement appears to be a material contract that is required to be filed as an exhibit pursuant to Item 601(b)(10) of Regulation S-K. In the alternative, explain to us why you determined you were not required to file a copy of the agreement as an exhibit.

The Company recognizes that Item 601(b)(10)(ii)(B) of Regulation S-K requires the filing of “[a]ny contract upon which the registrant’s business is substantially dependent [emphasis added], as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.”

The Company advises that the Simulation Technology License Agreement with Microsoft (the “DST Contract”) accounted for RMB1.7 million, RMB1.5 million, and RMB1.1 million of the Company’s consolidated net revenues in the fiscal years ended March 31, 2009, 2010, and 2011, respectively, comprising less than 1% of the Company’s consolidated total net revenues for each of those fiscal years. Moreover, the Company does not expect net revenues from the contract to materially contribute to total net revenues in fiscal 2012 or the foreseeable future.

Additionally, even if Microsoft were to exercise its option to acquire a perpetual royalty-free license to our DST, the Company would not be prohibited from using the DST, or any of its related source code, peripheral tools and functionalities, to generate sub-licensing revenue or other sources of revenue and the Company has no obligation to pay any additional amounts in consideration for DST’s continued use.  Therefore, Microsoft’s exercise of the option would be unlikely to directly cause the Company to lose revenues or customers other than revenues from Microsoft under the DST Contract, which as discussed above do not account for a material portion of the Company’s consolidated net revenues. Rather, as disclosed in the referenced risk factor, the risk relating to Microsoft’s option to acquire the DST source code relates to the potential use of that source code by Microsoft or others to compete with us.  However, if Microsoft or any company to which Microsoft sells or licenses the DST decides to offer the DST to the general market, such party would have to make substantial investments, such as providing the pre-sales development, integration and data-interface services to the market in order to effectively compete with the Company in China.

Based on the above, the Company submits that the DST Contract is not a material contract on which its business is or is expected to be substantially dependent and, accordingly, is not a material contract that is required to be filed as an exhibit pursuant to Regulation S-K.

Substantial uncertainties and restrictions exist with respect to the application and implementation of Chinese laws and regulations…, page 13

3.                                      We note your disclosure on page 70 that ATA Online’s shareholders have pledged to ATA Learning their entire equity ownership interests in ATA Online under the Equity Pledge Agreement. We also note disclosure on page 13 that the registration of the Equity Pledge Agreement is “currently in progress.” Disclose which agency in which city your Equity Pledge Agreement registration is currently on file in. Please also disclose when you filed for registration of the agreement and discuss whether the pledge agreement is enforceable prior to registration. We note your disclosure that under PRC law, a pledge of equity interests can only be valid after such pledge is registered at the relevant agency.  If the pledge agreement is not yet registered, discuss the effect the unenforceability of this agreement may have on your business, financial condition and results of operations.

Regarding the status of the registrations and enforceability of the equity pledge agreement prior to registration of the pledges, please see the response to Comment 1 and Comment 4, including the proposed revised disclosure in this regard.

The Company does not expect the current unregistered status of the pledge agreement to have any material effect on the business, financial condition and results of operations of the Company.  As noted in the response to Comment 1, the Company believes the equity pledge is not of significant importance and is not necessary to effectively control ATA Online or mitigate the risks related to operating its online businesses through ATA Online.

Our contractual arrangements with ATA Online and its shareholders do not provide us with ownership interests…, page 14

4.                                      Please revise your disclosure to discuss the specific contractual arrangements to which you refer in this risk factor. Provide disclosure discussing that you may not be able to enforce the obligations pursuant to contractual arrangements such as the Equity Pledge Agreement until the agreement is registered with the PRC authorities.

In response to the Staff’s comment, the Company intends to revise the referenced risk factor in the FY2012 20-F to read as follows:

“Because of PRC restrictions on foreign ownership of Internet-based businesses in China, we depend on a series of contractual arrangements with ATA Online, in which we have no equity ownership interest, to conduct our online businesses. These contractual arrangements include loan agreements, technical support agreement, strategic consulting service agreement, call option and cooperation agreement, and equity pledge agreement.  They are intended to provide us with the power to direct the activities of ATA Online that most significantly impact ATA Online’s performance and allow us to obtain the economic benefits from ATA Online, but may not be as effective in providing control over ATA Online as equity ownership. For example, ATA Online and its shareholders could breach the terms of the contractual arrangements by, among other things, failing to operate our online businesses in an acceptable manner or taking other actions that are detrimental to our interests. As a protection against such risks, ATA Online and its shareholders are prohibited under the contractual arrangements from engaging in certain activities without our consent, including a prohibition on any transfer by ATA Online’s shareholders of their equity interest in ATA Online and a prohibition on ATA Online entering into similar technical support and strategic consulting agreements with third parties. In addition, we have the exclusive option to purchase or have our designee purchase each shareholder’s equity interest in ATA Online at any time so long as such purchase is in compliance with PRC laws.

The shareholders of ATA Online have pledged their entire equity interest in ATA Online to ATA Learning to guarantee ATA Online’s and its shareholders’ performance of their obligations under the technical support agreement and the strategic consulting service agreement. However, pursuant to the Property Law of the PRC, a pledge must be registered with the competent local branch of the State Administration of Industry and Commerce after the execution of the relevant pledge agreement. We applied to register the equity pledges with the relevant local authority, Haidian Branch of Beijing Administration for Industry and Commerce, in 2007. The Company has communicated with the local authority each year since then in an effort to register the pledges, but because the monetary amount to be secured by the pledges (i.e. the fees to be paid by ATA Online under the technical support agreement and the strategic consulting service agreement) is not fixed, the local authority has not completed our registration on the grounds that our filing cannot meet their requirements. We do not know when or if we will be able to register the equity pledges. The enforceability of the equity pledge agreement is not subject to registration and is independent and separate from the enforceability of the equity pledges. Therefore, even without having registered the equity pledges, we could bring a claim for damages in case of any breach of ATA Online’s covenants under the equity pledge agreement.

Although we have significant protections under the contractual arrangements, if ATA Online or its shareholders fail to perform their obligations under the contractual arrangements, we may have to resort to litigation or other contract remedies to enforce our rights, which may be time-consuming, unpredictable, expensive and damaging to our operations and reputation. For example, if the shareholders of ATA Online were to refuse to transfer their equity interest to us or our designated persons when we exercise the call option, we may have to take a legal action to compel them to fulfill their contractual obligations. All of these contractual arrangements are governed by PRC or Hong Kong Law and provide for the resolution of disputes through arbitration in the PRC. The legal framework and system in China is not as developed as other jurisdictions such as the United States. As a result, significant uncertainties relating to the enforcement of legal rights through arbitration, litigation and other legal proceedings remain in China, which could limit our ability to enforce the contractual arrangements and exert effective control over our consolidated affiliated entity. In addition, a PRC court may refuse to enforce the contractual arrangements on the grounds that they are designed to circumvent PRC foreign investment restrictions and therefore are against PRC public policy. If we are unable to enforce the contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing the contractual arrangements, our business and operations could be significantly disrupted, which could materially and adversely affect our results of operations and damage our reputation.”

5.                                      We note your disclosure that your contractual arrangements through which you direct the activities of ATA Online may not be effective and that you may be unable to enforce these contractual arrangements. Please provide us with an analysis in a supplemental response as to statutory rights under PRC Contract law to unilaterally terminate an agreement, including the potential basis for such termination that may present itself with respect to your contractual agreements with your PRC operating affiliate. Please include reference to the appropriate articles of PRC law.

The Company advises the Staff that according to Article 8 of the Contract Law of the People’s Republic of China, a contract entered into according to the law shall be legally binding on the parties thereto and each party thereto shall perform its obligations in accordance with the terms of the contract, and no party may unilaterally modify or terminate the contract, unless otherwise agreed upon by the parties.

Under the Contract Law of the People’s Republic of China, in the case of a contract concluded as a result of significant misconception or one that is manifestly unfair at the time entered into, a party to the contract has the right to request the people’s court or an arbitration body to modify or revoke the contract. If a contract is concluded by one party against the other party’s true intentions through the use of fraud, coercion, or exploitation of the other party’s unfavorable position, the injured party shall have the right to request the people’s court or an arbitration body to modify or revoke it. In addition, the parties to a contract may terminate the contract under any of the following circumstances: (1) it is rendered impossible to achieve the purpose of the contract due to an event of force majeure; (2) prior to the expiration of the period of performance, the other party expressly states, or indicates through its conduct, that it will not perform its main obligations; (3) the other party delays performance of its main obligations after such performance has been demanded, and fails to perform within a reasonable period; and (4) the other party delays performance of its obligations, or breaches the contract in some other manner, rendering it impossible to achieve the purpose of the contract. No party may unilaterally modify or terminate a contract validly entered into, except under the foregoing circumstances.

We may lose the ability to use and enjoy assets…..page 15

6.                                      We note your disclosure that you may lose the ability to use and enjoy the assets held by ATA Online that are important to the operation of your business if ATA Online goes bankrupt or becomes subject to a dissolution or liquidation proceedings. Please disclose whether or not you have any pledge agreements with respect to these underlying assets as collateral to secure the responsibilities of ATA Online. For example, we note that some VIE structures employ pledge agreements to secure the underlying assets of the operating affiliate.

The Company advises the Staff that the Company has not entered into any pledge agreements with respect to the underlying assets as collateral to secure the responsibilities of ATA Online. However, under the call option and cooperation agreement, the Company’s wholly owned subsidiary, ATA BVI, has an exclusive purchase option to acquire the entirety or any portion of the assets owned by ATA Online exercisable at ATA BVI’s discretion.

In response to the Staff’s comment, the Company intends to revise the referenced risk factor in the FY2012 20-F to read as follows:

“To comply with PRC laws and regulations relating to foreign ownership restrictions in the Internet content distribution businesses, we currently conduct our operations in China through contractual arrangements with ATA Online. As part of these arrangements, ATA Online holds certain of the assets that are important to the operation of our online test preparation business. We have not entered into any pledge agreements with respect to the underlying assets as collateral to secure the responsibilities of ATA Online. We have, however, entered into a call option and cooperation agreement under which our wholly owned subsidiary, ATA BVI, has an exclusive purchase option to acquire the entirety or any portion of ATA Online’s equity interest or the assets owned by ATA Online, exercisable at ATA BVI’s discretion. Nonetheless, if ATA Online goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our online test preparation business operations, which could materially and adversely affect our business, financial condition and results of operations.

If ATA Online undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of its assets, thereby hindering our ability to operate our online test preparation business. We can take part in the liquidation procedures as a general creditor pursuant to PRC law and to recover any outstanding liabilities owed by ATA Online to our wholly owned subsidiaries under the contractual arrangements. Upon registering the pledge agreement with the relevant authorities, we could also enforce the pledge against ATA Online’s shareholders and dispose the pledged equity to indemnify any losses under the technical support agreement and strategic consulting service agreement with priority over any unsecured creditors of ATA Online’s shareholders.”

7.                                      Please discuss the priority your equity pledge agreement, if properly registered and thereby effective, would have “[i]f ATA Online goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors.” Please include all appropriate PRC Rules, Regulations, Circulars and other guidance in your analysis.

The Company advises the Staff that the equity pledge agreement provides recourse against the shareholders of ATA Online, but not against ATA Online itself. As a result, pursuant to Article 113 of the Law on Enterprise Bankruptcy of the People’s Republic of China, if ATA Online were to go bankrupt, the pledgee could take part in the liquidation procedures as a general creditor to recover amounts due under the technical support agreement and the strategic consulting service agreement or any other outstanding liabilities ATA Online owed to the Company and its wholly owned subsidiaries. Separately, the pledgee could enforce the pledge against ATA Online’s shareholders and dispose the pledged equity to indemnify any losses under the technical support agreement and strategic consulting service agreement with priority over any unsecured creditors of ATA Online’s shareholders.

In response to the Staff’s comment, the Company intends to revise the referenced risk factor in the FY2012 20-F to add the last two sentences shown in the revised risk factor in the response to Comment 6.

8.                                      Please disclose whether, and if so, which of your VIE agreements speak to the right or restriction of ATA Online to undergo a voluntary liquidation proceeding. In a supplemental analysis, please provide us with an analysis as to how your VIE agreements would work in any liquidation proceeding, both voluntary and involuntary. Please include all appropriate PRC Rules, Regulations, Circulars and other guidance in your analysis.

The Company advises the Staff that, according to the call option and cooperation agreement, before ATA BVI (or a qualified entity designated by ATA BVI) has acquired all the equity or assets of ATA Online by exercising the call option, ATA Online and its shareholders shall not sell, assign, mortgage or otherwise dispose of, or create any encumbrance on, any of its assets, operations or any legal or beneficial interests with respect to its revenues, unless such sale, assignment, mortgage, disposal or encumbrance relates to its daily operation or has been disclosed to and agreed by ATA BVI in writing. The Company’s PRC legal counsel has advised that these terms should be interpreted by a PRC court to preclude ATA Online from entering into voluntary liquidation without ATA BVI’s consent.

In light of the above, the Company intends to revise the disclosure in the FY2012 20-F under the paragraph heading “Call option and cooperation agreement, dated October 27, 2006, as amended and restated on February 12, 2007, and as amended on July 7, 2009” in “Agreements among ATA BVI, ATA Learning and ATA Online” under Item 7.B. to include the underlined portion below:

“Call option and cooperation agreement, dated October 27, 2006, as amended and restated on February 12, 2007, and as amended on July 7, 2009.  Through the call option and cooperation agreement entered into between ATA BVI and ATA Online and its shareholders, ATA BVI or any third party designated by ATA BVI has the right to acquire, in whole or in part, the respective equity interest in ATA Online of its shareholders or ATA Online’s assets when permitted by applicable Chinese laws and regulations. The proceeds from the exercise of the call option will be applied to repay the loans under the loan agreement described above. Further, without ATA BVI’s prior written consent, ATA Online and its shareholders are prohibited from selling, assigning, mortgaging or otherwise disposing, or creating any encumbrance on, any of ATA Online’s assets or operation or any legal or beneficial interests with respect to its revenues, entering into any transaction which may materially affect ATA Online’s assets, liability, operations, equity or other legal rights, or distributing any dividend to its shareholders. This agreement has an indefinite term and can only be terminated with the unanimous consent of all parties, except that ATA BVI may terminate this agreement with 30 days prior notice to the other parties. In February 2007, Jianguo Wang transferred all of his equity interest in ATA Online to Walter Lin Wang, and the October 2006 agreement was amended and restated to take this transfer into account. In July 2009, the agreement was further amended to incorporate the new investments in the registered capital of ATA Online made by the shareholders of ATA Online as subject to the call option.”

Regarding how the VIE agreements work in any liquidation, please see the response to Comment 7. In addition, the Company’s PRC legal counsel has advised that pursuant to Article 187 of Company Law of the PRC, a company undergoing liquidation continues to exist during such time, and none of its assets may be distributed to any shareholder until they are first used to pay off debt. In addition, the call option and cooperation agreement will remain effective during liquidation, and Mr. Kevin Xiaofeng Ma and Mr. Walter Lin Wang will remain shareholders of ATA Online during such time.  Therefore, ATA BVI may exercise its rights to acquire, or designate a third party to acquire, the equity interest of ATA Online from Mr. Kevin Xiaofeng Ma and Mr. Walter Lin Wang under the call option and cooperation agreement and the loan agreements at any time during a voluntary or involuntary liquidation.

Because we may rely on dividends and other distributions…, page 15

9.                                      We note that as of March 31, 2011, your Chinese subsidiaries have allocated RMB7.2 million, or $1.1 million, to your general reserve fund. Please disclose whether the allocations you have made thus far to your statutory reserve fund comply with the applicable PRC laws and regulations. To the extent that you have not complied with these requirements, please quantify any fines or penalties the company may be subject to as a result of such non-compliance.

In response to the Staff’s comment, the Company intends to add the following sentence directly before the last sentence in the referenced risk factor in the FY2012 20-F:

“We are in full compliance with PRC laws and regulations relating to such allocations.”

Under the New EIT Law, we may be classified as a “resident enterprise” of China…, page 16

10.                               Provide specific disclosure of the Company’s belief whether the Company is a resident enterprise and subject to the enterprise income tax rate of 25% for its global income. If not, include discussion of the relevant facts and circumstances that provide the basis for your belief that you are not a resident enterprise. If considered a resident enterprise, discuss whether the Company is subject to the lower withholding income tax rate available for dividends paid to non-resident enterprises by resident enterprises.

In response to the Staff’s comment, the Company will specify in the FY2012 20-F that it does not consider itself a PRC resident enterprise.  The Company intends to revise the referenced risk factor to include the underlined portion below:

“Under the New EIT Law, an enterprise established outside of China with its “de facto management body” in China is considered a “resident enterprise,” meaning that it can be treated the same as a Chinese enterprise for enterprise income tax purposes. In addition, a tax circular, or Circular 82, issued by the State Administration of Taxation on April 22, 2009 regarding the standards used to classify certain Chinese-controlled enterprises established outside of China as “resident enterprises” clarified that dividends and other income paid by such “resident enterprises” will be considered to be PRC source income, subject to PRC withholding tax currently at a rate of 10%, when paid to non-PRC enterprise shareholders. Circular 82 also subjects such “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the implementation regulations to the enterprise income tax, a “de facto management body” is defined as a body that exercises “substantial and overall management and control over the manufacturing and business operations, personnel, and human resources, finances and properties of an enterprise. In addition, Circular 82 details that certain Chinese-controlled enterprises will be classified as “resident enterprises” if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights.

Currently, a substantial majority of the members of our management team as well as the management team of some of our offshore holding companies are located in China.  However, Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign entities like us. In the absence of detailed implementing regulations or other guidance determining that offshore companies controlled by PRC individuals or foreign entities like us are PRC resident enterprises, we do not currently consider our Company or any of our overseas subsidiaries to be a PRC resident enterprise.

However, the State Administration of Taxation may take the view that the determining criteria set forth in Circular 82 reflects the general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. Or additional implementing regulations or guidance may be issued determining that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes. If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we will be subject to enterprise income tax at a rate of 25% on our worldwide income as well as PRC enterprise income tax reporting obligations. This would mean that income such as interest on offering proceeds and other non-China source income would be subject to PRC enterprise income tax at a rate of 25%, in comparison to no taxation in the Cayman Islands. Second, although under the New EIT Law and its implementing rules dividends paid to us by our PRC subsidiaries would qualify as “tax-exempt income,” we cannot guarantee that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Finally, a 10% withholding tax will be imposed on dividends we pay to our non-PRC enterprise shareholders, and future guidance may extend the withholding tax to dividends we pay to our non-PRC individual shareholders and gains derived by our non-PRC shareholders from transferring our ADSs or ordinary shares. Similar results would follow if our BVI holding company is considered a PRC “resident enterprise”. In addition to the uncertainty in how the new “resident enterprise” classification could apply, it is also possible that the rules may change in the future, possibly with retroactive effect. We are closely monitoring the development of this area of rules and are evaluating appropriate arrangements of our management activity to avoid being classified as a PRC resident enterprise.”

Restrictions on currency exchange may limit our ability to utilize our revenues effectively…, page 18

11.                               Please describe the procedural requirements the Company must comply with in order to pay dividends in foreign currencies without prior approval from SAFE. In addition, please discuss, if material, any restrictions on your ability to use the revenues from your PRC subsidiaries. Disclose whether revenues generated in the PRC can be used (either with or without regulatory approval), to:

•                                          pay off debt generated outside of the PRC;

•                                          pay employees located outside of the PRC in currency other than the Renminbi; or

•                                          pay for capital expenditures outside of the PRC in currency other than the Renminbi.

In addition, if your PRC subsidiaries liquidate, please indicate whether the proceeds from the liquidation of the assets could be used outside of the PRC or be paid to investors who are not PRC nationals. Please include all appropriate PRC Rules, Regulations, Circulars and other guidance in your analysis.

The Company advises the Staff that a non-exhaustive list of items that should be provided to the bank handling the remittance of dividends is included in the Circular on Issues Concerning Outward Remittance of Profit, Stock Dividends and Stock Bonuses Processed by Designated Foreign Exchange Banks. These items include:

a)                  proof of taxes paid,

b)                 an audit report on the status of dividends,

c)                  the relevant company’s foreign exchange registration certificate,

d)                 a capital verification report issued by an accounting firm, and

e)                  an audit report on the company’s financial condition during the current year.

The procedural requirements generally do not pose any risk to a wholly foreign-owned company’s ability to remit dividends to its offshore parent.

Concerning restrictions on use of the revenues generated by our PRC subsidiaries, as disclosed in the referenced risk factor, such revenues can generally be freely converted into foreign currency for payment of international current account transactions, but conversion is subject to approval or registration requirements for many capital account transactions. Revenues generated in the PRC can be used to pay off debt generated outside of the PRC, provided that the Company completes relevant foreign debt registration or approval requirements. Revenues generated in the PRC can be converted into foreign currency to pay salaries of employees located outside of the PRC upon the employee completing registration procedures. Renminbi is freely convertible into foreign currencies for payment capital expenditures relating to the importation of goods and services, but conversion for capital account transactions such as acquisition of land or other fixed assets outside of China would require approval by the State Administration of Foreign Exchange.

Concerning proceeds from liquidation, according to Article 26 of the Regulations on the Foreign Exchange System of the People’s Republic of China, if the Company’s PRC subsidiaries liquidate, the Renminbi distributable to its foreign shareholders after the liquidation and payment of relevant taxes can be freely converted into foreign currency and remitted abroad. Therefore, there are no legal impediments to remitting the proceeds from a liquidation of our PRC subsidiaries outside of China to investors who are not PRC nationals.

In response to the Staff’s comment, the Company intends to revise the referenced risk factor in the FY2012 20-F to include the underlined portion below:

“A substantial majority of our revenues and operating expenses are denominated in Renminbi. Restrictions on currency exchange imposed by the Chinese government may limit our ability to utilize revenues generated in Renminbi to fund our business activities outside China, if any, or expenditures denominated in foreign currencies. Under current Chinese regulations, Renminbi may be freely converted into foreign currency for payments relating to “current account transactions,” which include among other things dividend payments and payments for the import of goods and services, by complying with certain procedural requirements. Pursuant to the relevant regulations, a company applying for the remittance of dividends should provide to the bank handling the remittance: (i) proof of taxes paid, (ii) an audit report on the status of dividends, (iii) the relevant company’s foreign exchange registration certificate, (iv) a capital verification report issued by an accounting firm, and (v) an audit report on the company’s financial condition during the current year. These procedural requirements generally do not pose any risk to a wholly foreign-owned company’s ability to remit dividends to its offshore parent. Revenues generated in the PRC can be converted into foreign currency to pay salaries of employees located outside of the PRC upon the employee completing registration procedures. Although the Renminbi has been fully convertible for current account transactions since 1996, we cannot assure you that the relevant Chinese government authorities will not limit or eliminate our ability to purchase and retain foreign currencies for current account transactions in the future.

Conversion of Renminbi into foreign currencies and of foreign currencies into Renminbi for payments relating to “capital account transactions,” which include among other things investments, loans and acquisitions of land and other fixed assets overseas, generally requires the approval of SAFE and other relevant Chinese governmental authorities. Restrictions on the convertibility of the Renminbi for capital account transactions could affect the ability of our Chinese subsidiaries to make investments overseas or to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from us.

Item 4. Information on the Company, page 23

B. Business Overview, page 23

12.                               Provide the basis for your statement that you are the leading provider of computer-based testing services in China.

The Company submits to the Staff that it believes it is the leading provider of computer-based testing services in China based on the following factors:

The Company believes that it has the largest test center network of any commercial computer-based testing service provider in China. The Company had 2,018 authorized test centers located in every province in China as of March 31, 2011. Two of the biggest computer-based test delivery companies in the world, Prometric Services and Pearson VUE, have a limited presence in the Chinese market.  For example, Prometric Services has approximately 100 testing centers across China, according to the latest information on its website as of March 30, 2012.  To the Company’s knowledge based on interactions with its clients and others in the market, there are no other commercial computer-based testing service providers in China that compete directly or indirectly with the Company with a test center network of a size close to the Company’s.

The Company’s vast network of test centers allows the Company’s clients to administer large-scale nationwide computer-based tests in a consistent, secure and cost-effective manner. During the fiscal year ended March 31, 2011, approximately 7.2 million tests were delivered using our computer-based testing technologies and services. The Company’s capacity for test delivery is more than 1,000,000 tests per day, which can be easily expanded if necessary. To the Company’s knowledge, based on communications with clients and others in the industry, no other competitor can rival our test delivery capability. Over the course of two days on March 5 and March 6, 2011, the Company delivered tests to more than 650,000 test takers for the Securities Association of China, demonstrating our ability to administer computer-based tests across China on a massive scale, which, according to the Company’s market knowledge, has never been demonstrated by any other provider of computer-based testing services in the Chinese market.

Therefore, based on geographic coverage and test delivery capacity, the Company believes that it is the leading provider of computer-based testing services in China.

Foreign Ownership Restrictions on Internet Content Provision Business, page 35

13.                               We note your discussion on page 36 of an opinion from your PRC counsel regarding the validity and enforceability of your contractual arrangements among your PRC subsidiaries and ATA Online. Please file the legal opinion of your PRC counsel, Jincheng Tongda & Neal Law Firm, as an exhibit to your Form 20-F.

The Company notes the Staff’s comment and will file the referenced legal opinion of the Company’s PRC counsel as an exhibit to the FY2012 20-F. For the Staff’s reference, a copy of the form of legal opinion to be filed is included in Annex I to this letter.

C. Organizational Structure, page 39

Corporate Structure and Arrangements with Our Affiliated PRC Entity, page 40

14.                               You disclose that you “do not have any direct ownership interest or direct shareholding rights in ATA Online and as a result do not have direct control or direct oversight over ATA Online.” This disclosure seems inconsistent with your assertion in note 2(v) to the financial statements at page F-17 that through contractual agreements you have the ability to direct the activities of ATA Online that most significantly impact its economic performance, which is the basis for the consolidation of ATA Online in your financial statements. Please revise these disclosures to clarify the extent of your involvement in the activities of ATA Online.

The Company submits that the referenced language on page 40 of the FY2011 20-F was intended to convey that the Company did not have the direct control and oversight that it would have if ATA Online were a wholly owned or majority-owned subsidiary. Rather, the Company effectively exercises control and oversight over ATA Online “indirectly” through the contractual arrangements. The Company confirms that it has had and continues to have the ability to direct the activities of ATA Online. To avoid confusion, the Company intends to delete the wording “and as a result do not have direct control or direct oversight over ATA Online” in its FY2012 20-F.

Item 5. Operating Results and Financial Review and Prospects, page 41

15.                               Include in your discussion of operating results information that would allow investors to evaluate the nature of the assets held by and the operations and cash flows of the entities apart from ATA Online Education Limited.

The Company advises the Staff that ATA Online only accounts for a limited portion of the Company’s business activities, assets and financial condition. The total assets of ATA Online as of March 31, 2011 were RMB19.3 million, accounting for 4.4% of the Company’s RMB435.4 million total consolidated assets. ATA Online had net revenues of RMB21.0 million and a gross profit of RMB15.2 million for the fiscal year ended March 31, 2011, accounting for less than ten percent of the Company’s consolidated net revenues and gross profit, respectively, for that year. In addition, less than ten percent of ATA’s net cash provided by operating activities for the fiscal year ended March 31, 2011 were attributable to ATA Online.

In response to the Staff’s comment, the Company intends to add the following paragraph (with financial figures updated to reflect the fiscal year ended March 31, 2012) at the end of “Overview—Our Business” in Item 5 in the FY2012 20-F to give investors a better understanding of the impact of ATA Online on the Company’s financial position and results of operations:

“As a result of these contractual arrangements, under U.S. GAAP, we are considered the primary beneficiary of ATA Online. Accordingly, we consolidate ATA Online’s results in our consolidated financial statements. We operate our business and generate our net revenues primarily through our wholly owned subsidiaries in China, ATA Testing and ATA Learning. Due to PRC laws and regulations restricting foreign ownership in distributors of Internet content, we operate our online businesses, including our test preparation business and the online portion of our HR Select employee assessment solution program, through ATA Online, which we effectively control and enjoy the economic benefits from through a series of contractual arrangements entered into among ATA BVI, ATA Learning, ATA Online and ATA Online’s shareholders. We do not have any direct ownership interest or direct shareholding rights in ATA Online. ATA Online primarily holds assets related to the delivery of our online test preparation and training services, such as the Internet provider license, accounts receivable, prepaid expenses, and equipment. ATA Online had total assets of RMB19.3 million as of March 31, 2011. ATA Online generated net revenues of RMB21.0 million and a gross profit of RMB15.2 million for the year ended March 31, 2011.  Its total operating expenses were RMB11.7 million for the year ended March 31, 2011.  In addition, ATA Online had approximately RMB5.0 million in net cash provided by operating activities and RMB0.2 million in net cash used in investing activities for the year ended March 31, 2011.”

16.                               Include a detailed discussion of risks and uncertainties that may result in deconsolidation of ATA Online Education Limited.

The Company advises the Staff that in future Form 20-F filings, the Company will include a detailed discussion of risks and uncertainties that may result in deconsolidation of ATA Online. The Company proposes to add the following disclosure at the end of “Overview—Our Business” in Item 5.A (immediately following the disclosure the Company intends to add in response to Comment 15) in the FY2012 20-F:

“As a result of these contractual arrangements, under U.S. GAAP, we are considered the primary beneficiary of ATA Online. Accordingly, we consolidate ATA Online’s results in our consolidated financial statements. However, these contractual arrangements may not be as effective as direct equity ownership in providing us with control over ATA Online.

We believe, based on the legal opinion obtained from our PRC legal counsel, the above contractual arrangements are legally binding and enforceable and do not violate current PRC laws and regulations. However, there are uncertainties regarding the interpretation and application of existing and future PRC laws and regulations. Accordingly, we cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to its opinion. If our current ownership structure and the contractual arrangements are found to be in violation of any existing or future PRC laws and regulations, the PRC government could:

•                                 revoke our business and operating licenses;

•                                 levy fines on us;

•                                 confiscate any of our income that they deem to be obtained through illegal operations;

•                                 shut down a portion or all of our servers or block a portion or all of our web site;

•                                 discontinue or restrict our operations in the PRC;

•                                 impose conditions or requirements with which we may not be able to comply;

•                                 require us to restructure our corporate and contractual structure;

•                                 take other regulatory or enforcement actions that could be harmful to our business.

If the imposition of any of these government actions, or any inability to enforce the contractual arrangements in the event ATA Online or its shareholders breached their obligations under the contractual arrangements, causes us to lose the ability to direct the activities of ATA Online or receive substantially all the economic benefits and residual returns from ATA Online and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of ATA Online in our consolidated financial statements. In such a case, our total assets, total liability, equity, net sales, net income and cash flows would be materially less than the reported amount in our consolidated financial statements.”

Item 7. Major Shareholders and Related Party Transactions, page 69 Related Party Transactions, page 69

17.                               Please disclose the total amounts outstanding of the loans made to each of the ATA Online shareholders.

The Company advises the Staff that the total outstanding amount of loans made to Ma Xiaofeng and Wang Lin, who are the sole shareholders of ATA Online, are RMB9,000,000 and RMB1,000,000, respectively. The Company will add disclosure on these amounts in future Form 20-F filings.

(2) Summary of Significant Accounting Policies

(v) Variable Interest Entities, F-17

18.                              Please provide all of the disclosures described in ASC 810-10-50 in regards to ATA Online Education Limited which should include:

•                                          the significant assumptions and judgments made in determining whether to consolidate;

•                                          description of how contract terms grant power to direct significant activities and right to economic returns;

•                                          the nature of restrictions on the consolidated assets and carrying amount of the assets;

•                                          the nature of, amount of changes in, and the risk associated with your involvement in ATA Online Education Limited;

•                                          whether enforceability of contracts represents significant judgments or assumptions; how your involvement with ATA Online Education Limited affects your financial position, financial performance, and cash flows;

•                                          policy regarding how net income is attributed to non-controlling interests; and,

•                                          present separately on your balance sheets the assets of ATA Online Education Limited that can only settle its obligations and liabilities for which creditors do not have recourse to the general credit of ATA Inc.

The Company advises the Staff that in future Form 20-F filings, the Company will include all of the disclosures described in ASC 810-10-50 (including the items in the above bullet points) in regards to ATA Online. Please see Annex II for the proposed disclosures that would be included as footnote 2(v) “Variable Interest Entity” of the Company’s consolidated financial statements in the FY2012 20-F.

The Company submits to the Staff that it does not believe it is necessary to separately present those assets and liabilities on the consolidated balance sheets of the Company because (i) such assets and liabilities are disclosed in footnote (2)(v), and (ii) the Company discloses in footnote (2)(v) that the assets of ATA Online can only settle obligations of ATA Online and that the creditors of ATA Online do not have recourse to the general credit of ATA Inc.

19.                               Expand the disclosure of your contractual arrangements to describe the significant provisions of each agreement. Also include a description of how the contractual arrangements grant power to direct activities that most significantly impact economic returns and provide you with economic returns. In addition, please revise the disclosures to address the following:

•                                          Disclose the remaining terms of the contracts;

•                                          Expand the description of how the contracts renew to clarify whether the approval of the ATA Online is required; and,

•                                          Clarify whether ATA Online can terminate any of the arrangements during the contract term or upon expiration of the contract.

Please see Annex II for the proposed disclosures to be included in footnote 2(v) “Variable Interest Entity” of the Company’s consolidated financial statements in the FY2012 20-F. The Company advises the Staff that it will also include analogous disclosure regarding the contractual arrangements in Item 7.B of the FY2012 20-F and future Form 20-F filings.

20.                               Disclose whether the owners of ATA Online are different than the owners of your wholly owned foreign entities.

The Company advises the Staff that the legal ownership interests of ATA Online are held by two shareholders, Kevin Xiaofeng Ma, our co-founder, chairman and chief executive officer, and Walter Lin Wang, our co-founder, director and president. Mr. Ma holds 90% of the equity interest of ATA Online, with the remaining 10% held by Mr. Wang. Mr. Ma and Mr. Wang beneficially owned 13.8% and 6.8% of the Company’s common shares as of June 15, 2011 (as disclosed in the FY2011 20-F). Therefore, the legal owners of ATA Online are also ultimate beneficial owners of our wholly owned PRC subsidiaries. In future Form 20-F filings, the Company will disclose this fact. Please see Annex II for the proposed disclosures to be included in footnote 2(v) Variable Interest Entity of the Company’s consolidated financial statements in the FY2012 20-F.

21.                               You disclose that the Technical support agreement, dated October 27, 2006 and the Strategic consulting service agreement, dated October 27, 2006 allow you to charge ATA Online an adjustable monthly service fee that is paid quarterly. Please describe in more detail how the service fees are determined and how significant the fees are. In addition disclose how much the fees have been quarterly and how much of those fees have been paid.

Please see Annex II for the proposed disclosures regarding services fees under the technical support agreement and strategic consulting service agreement to be included in footnote 2(v) Variable Interest Entity of the Company’s consolidated financial statements in the FY2012 20-F. The Company advises the Staff that it will also include analogous disclosure regarding the contractual arrangements in Item 7.B of the FY2012 20-F and future Form 20-F filings.

********

If you have any further questions or comments, or would like clarification as to any of the information provided in this letter, please do not hesitate to contact me at (86-10) 6518-1122 ext. 5107 or David Roberts (86-10) 6563-4209) or Tom Hall (86-10) 6563-4202) of O’Melveny & Myers LLP.

Respectfully submitted,

/s/ Benson Tsang

		Name:	Benson Tsang
		Title:	Chief Financial Officer

cc:	David Roberts
Thomas Hall
O’Melveny & Myers LLP

Annex I

Form of PRC legal opinion

  JINCHENG TONGDA & NEAL

10th Floor, China World Tower, No.1 Jianguo Menwai Avenue, Beijing 100004, China

Tel : (86-10) 5706-8585 Fax : (86-10) 6518-5057, 8515-0267

ATA Inc.

8th Floor, Tower E

6 Gongyuan West Street,

Jian Guo Men Nei

Beijing 100005, China

Re: ATA Inc.

[•], 2012

Dear Sirs,

We are qualified lawyers of the People’s Republic of China (the “PRC”, for the purpose of this legal opinion (the “Opinion”), excluding the Hong Kong Special Administrative Region, Macao Special Administrative Region and Taiwan), and as such are qualified to issue legal opinions on the PRC laws, regulations or rules.

We are acting as the PRC counsel for ATA Inc., an exempted company incorporated in the Cayman Islands with limited liability (the “Company”), in connection with the filing of its annual report on Form 20-F (the “Annual Report”) for the fiscal year ended March 31, 2012 with the U.S. Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

In rendering this Opinion, we have examined the originals or copies certified or otherwise identified to our satisfaction, of documents provided to us by the Company and such other documents, corporate records, certificates issued by Governmental Agencies (as defined below) in the PRC, by officers of the Company, and/or by the Group Companies (as defined below) and other instruments (the “Documents”) as we have considered necessary, advisable or desirable for the purpose of rendering this Opinion. Where certain facts were not or may not be possible to be independently established by us, we have relied upon certificates or statements or representations issued or made by relevant Governmental Agencies of the PRC and the appropriate representatives of the Company and/or the PRC Companies with the proper powers and functions.

In our examination of the Documents and for purpose of rendering this Opinion, we have assumed without further inquiry: (A) the genuineness of all signatures, seals and chops, and the authenticity of all documents submitted to us as originals and the conformity with authentic original documents submitted to us as copies; (B) the

Documents as submitted to us remain in full force and effect up to the date of this Opinion, and have not been revoked, amended, revises, modified or supplemented except as otherwise indicated in such Documents; (C) the truthfulness, accuracy, fairness and completeness of Documents as well as all factual statements in the Documents; (D) that all information provided to us by the Company in response to our inquiries for the purpose of this Opinion is true, accurate, complete and not misleading and that the Company has not withheld anything that, if disclosed to us, would reasonably cause us to alter this Opinion in whole or in part; (E) other than in relation to the Control Agreements (as defined below), that all parties have the requisite power and authority to enter into, execute, deliver and perform the Documents to which they are parties; (F) other than in relation to the Control Agreements, that all parties have duly executed, delivered, performed, and will duly perform their obligations under the Documents to which they are parties; and (G) other than in relation to the Control Agreements, that all Documents are legal, valid, binding and enforceable under all such laws as govern or relate to them other than PRC Laws (as defined below).

This Opinion is rendered on the basis of the PRC Laws effective as at the date hereof.  We do not purport to be an expert on, generally familiar with, or qualified to express legal opinions based on, any laws other than the PRC Laws.  Accordingly, we express no opinion on the laws of any jurisdiction other than the PRC.  Furthermore, there is no guarantee that any such PRC Laws will not be changed, amended or replaced in the immediate future or in the longer term with or without retrospective effect.

The following terms as used in this Opinion are defined as follows:

“ATA Learning”	means ATA Learning (Beijing), Inc. a company incorporated under the PRC Laws of which 100% equity interest is indirectly owned by the Company. ATA Testing Authority (Beijing) Limited

“ATA Testing”	means ATA Testing Authority (Beijing) Limited, a company incorporated under the PRC Laws of which 100% equity interest is indirectly owned by the Company.

“BVI Subsidiary”	means ATA Testing Authority (Holdings) Limited, a company incorporated under the laws of British Virgin Islands of which 100% equity interest is directly owned by the Company.

“Control Agreements”	means the agreements set forth in Item 7.B. of the Annual Report headed “Related Party Transactions—Agreements among ATA BVI, ATA Learning and ATA Online,” and as listed in Schedule I of this Opinion.

2

“Group Companies”	means the Company, BVI Subsidiary, and the PRC Companies.

“Government Agency”	means any competent government authorities, courts, arbitration commissions or regulatory bodies of the PRC.

“Governmental Authorization”

means any approval, consent, permit, authorization, filing, registration, exemption, waiver, endorsement, annual inspection, qualification and license required by the applicable PRC Laws to be obtained from any Government Agency.

“Material Adverse Effect”

means any event, circumstance, condition, occurrence or situation or any combination of the foregoing that has or could be reasonably expected to have a material and adverse effect upon the conditions (financial or otherwise), business, properties or results of operations or prospects of the Group Companies taken as a whole.

“Initial Public Offering”	means the initial public offering of American depositary shares representing the Company’s ordinary shares as described in the prospectus for such offering dated January 28, 2008.

“PRC Laws”	means any and all laws, regulations, statutes, rules, decrees, notices and supreme court’s judicial interpretations currently in force and publicly available in the PRC as of the date hereof.

“PRC Companies”	means the PRC Wholly Owned Subsidiaries, and the PRC Subsidiary.

“PRC Subsidiary”

means ATA Online (Beijing) Education Technology Limited, a company incorporated under the PRC Laws of which 90% of the equity interest is directly owned by Kevin Xiaofeng Ma and 10% of the equity interest is directly owned by Walter Lin Wang

“PRC Wholly Owned Subsidiaries”	means ATA Learning and ATA Testing.

Based on the foregoing, after our due inquiry, we are of the opinion that:

(i)                                     Corporate Structure. The descriptions of the corporate structure of the PRC Companies and the Control Agreements set forth in the “Risk Factors,”

3

“Organizational Structure” and “Related Party Transactions—Agreements among ATA BVI, ATA Learning and ATA Online” sections of the Annual Report are correct and accurate in all material respects and nothing has been omitted from such descriptions which would make the same misleading in any material respect.

We are of the opinion that, except as disclosed in the Annual Report, (A) the ownership structure of the PRC Companies as described in the Annual Report under the headings “Risk Factors,” “Organizational Structure” and “Related Party Transactions—Agreements among ATA BVI, ATA Learning and ATA Online” are and has been in compliance with all current PRC Laws; (B) each of the Control Agreements has been duly executed and delivered by each of the parties thereto and constitutes its or his binding obligations; (C) the contractual arrangements among ATA Learning, the PRC Subsidiary and the shareholders of the PRC Subsidiary, established by the Control Agreements, individually and as a whole, are valid, legally binding and enforceable, and will not result in any violation of the PRC Laws currently in effect; and (D) the business operations of the Company and the PRC Companies, as described in the Annual Report, are in compliance with all current PRC Laws in all material aspects.

(ii)                                  M&A Rules. On August 8, 2006, six PRC regulatory agencies, namely, the PRC Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the China Securities Regulatory Commission (the “CSRC”), and the State Administration of Foreign Exchange of the PRC, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”), which became effective on September 8, 2006 and amended on June 22, 2009.  The M&A Rules purport, among other things, to require offshore special purpose vehicles (the “SPVs”) formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.  On September 21, 2006, pursuant to the M&A Rules and other PRC Laws and regulations, the CSRC, on its official website, promulgated relevant guidance with respect to the issues of listing and trading of PRC domestic enterprises’ securities on overseas stock exchanges, including a list of application materials with respect to the listing on overseas stock exchanges by SPVs.

We are of the opinion that as of the date hereof, the Company was not and is not required under the M&A Rules and other relevant PRC Laws to obtain the approval of the CSRC for the issuance and sale of the American depositary shares representing the Company’s common shares or the listing of the Company’s American depositary shares on Nasdaq in connection with the

4

Initial Public Offering, because (1) the Company established the PRC Wholly Owned Subsidiaries as a foreign-invested enterprise by means of direct investment and not through a merger or acquisition of the equity or assets of a “PRC domestic company” as such term is defined under the M&A Rules, and (2) there is no provision in the M&A Rules that clearly classifies contractual arrangements described under “Our Corporate Structure” and “Related Party Transactions—Agreements among ATA BVI, ATA Learning and ATA Online” sections of the Annual Report as the type of merger and acquisition transaction falling under the M&A Rules.

This Opinion is rendered to you and is intended to be used in the context which is specifically referred to herein and solely for the benefit of the Company in connection with its Annual Report filing and each paragraph should be looked at as a whole and no part should be extracted and referred to independently.

We hereby consent to the filling of this Opinion with the U.S. Securities and Exchange Commission as an exhibit to the Annual Report and to the use of and references to our name and this Opinion and its contents under the sections headed “Risk Factors”  and “Regulation” and other sections of the Annual Report.

Yours faithfully,

Jincheng Tongda & Neal Law Firm

5

SCHEDULE I

List of Control Agreements

(1)              Equity Pledge Agreement, dated as of February 12, 2007, among Ma Xiao Feng, Wang Lin, and ATA Learning (Beijing), Inc.

(2)              Loan Agreement, dated as of October 27, 2006, between ATA Testing Authority (Holdings) Limited and Ma Xiaofeng.

(3)              Amendment to Loan Agreement, dated as of February 12, 2007, between ATA Testing Authority (Holdings) Limited and Wang Lin.

(4)              Call Option and Cooperation Agreement, dated as of February 12, 2007, among ATA Testing Authority (Holdings) Limited, Ma Xiao Feng, Wang Lin, and ATA Online Education Technology Limited.

(5)              Technical Support Agreement, dated as of October 27, 2006, between ATA Online (Beijing) Education Technology Limited. and ATA Learning (Beijing), Inc.

(6)              Strategic Consulting Service Agreement, dated as of October 27, 2006, between ATA Online (Beijing) Education Technology Limited and ATA Learning (Beijing), Inc.

S-1

Annex II

(v)           Variable Interest Entity (“VIE”)

PRC regulations prohibit direct foreign ownership of business entities that engage in internet content provision (“ICP’’) services in the PRC. The Company and its subsidiaries are foreign owned business entities under the PRC law and accordingly are prohibited from providing ICP services in the PRC, including having ownership of entities engaged in providing such services. ATA Online provides ICP online test preparation services in the PRC.

The Group has no legal ownership interest in ATA Online. The legal ownership interests of ATA Online are held by Mr. Kevin Xiaofeng Ma, the Company’s co-founder, chairman and chief executive officer and Mr. Walter Lin Wang, the Company’s co-founder, director and president, both of whom are also the beneficial owners of the Company. Therefore, the legal owners of ATA Online are also ultimate beneficial owners of the Company’s wholly owned PRC subsidiaries.

A series of contractual agreements, including loan agreements, a call option and cooperation agreement, an equity pledge agreement, a technical support agreement, and a strategic consulting service agreement (collectively, the “VIE Agreements”) were entered among ATA BVI, ATA Learning, ATA Online, Mr. Kevin Xiaofeng Ma and Mr. Walter Lin Wang. As a result of the VIE Agreements and as described below, the financial statements of ATA Online are consolidated in the Company’s consolidated financial statements.

ATA Online is determined to be a VIE because although Mr. Kevin Xiaofeng Ma and Mr. Walter Lin Wang are the equity holders of ATA Online, (i) their equity investment of RMB10 million in ATA Online was financed by the Group and (ii) they do not participate in any profit or loss of ATA Online.

In addition, Mr. Kevin Xiaofeng Ma and Mr. Walter Lin Wang are considered de facto agents of the Group because: (i) Mr. Kevin Xiaofeng Ma and Mr. Walter Lin Wang’s equity investment in ATA Online was financed by loans from the Group, (ii) Mr. Kevin Xiaofeng Ma and Mr. Walter Lin Wang are the executive officers of the Group, and (iii) Mr. Kevin Xiaofeng Ma and Mr. Walter Lin Wang cannot sell, transfer or encumber their interest in ATA Online without the prior written approval of the Group.

Further, although the Group does not have an equity investment in ATA Online, the Group has other variable interests in ATA Online through, among others, (i) the Group’s subordinated loans to Mr. Kevin Xiaofeng Ma and Mr. Walter Lin Wang (used by the them to finance their equity investment in ATA Online) and other subordindated loans to ATA Online, (ii) the Group’s right, under the loan agreement, to receive all the dividends declared by ATA Online through its equity holders and (iii) the Group’s exclusive purchase option to acquire (or to have the Group’s designee acquire) 100% of the equity interest or assets in ATA Online for a consideration equal to the loans provided by the Group to Mr. Kevin Xiaofeng Ma and Mr. Walter Lin Wang, to the extent permitted under PRC law. As a result of these variable interests, the Group has the obligation to absorb the expected losses and the right to receive expected residual returns of ATA Online.

Neither Mr. Kevin Xiaofeng Ma, Mr. Walter Lin Wang or the Group individually had both (i) the power to direct activities of ATA Online that most significantly impact ATA Online’s economic performance and (ii) the obligation to absorb the expected losses and the right to receive expected residual return of ATA Online (collectively referred to as a “Controlling Financial Interest”). However, because the Group collectively with Mr. Kevin Xiaofeng Ma and Mr. Walter Lin Wang had a Controlling Financial Interest, management performed an evaluation to determine the party that is most closely associated with ATA Online. Management has concluded that the Group is most closely associated with ATA Online and therefore is the primary beneficiary of ATA Online because:

(i)                                     The legal equity holders of ATA Online, Mr. Kevin Xiaofeng Ma and Mr. Walter Lin Wang are the de facto agents of the Group;

(ii)                                  The Group is exposed to the variability associated with the anticipated economic performance of ATA Online because of (a) the Group’s obligation to absorb the expected losses (through the loans described above) and the right to receive expected residual return of ATA Online (through the call option agreement), (b) the Group’s right to receive all the dividends declared by ATA Online through its equity holders, and (c) the Group’s right to receive a service fee under the technical support agreement and strategic consulting service agreement;

(iii)                               Under the call option and cooperation agreement, ATA Online and its equity holders cannot sell, assign, mortgage or dispose any of ATA Online’s assets or operations and cannot enter into any transaction which may materially affect ATA Online’s assets, liability, operations, equity or other legal rights without the Group’s prior written consent; and

(iv)                              The design of ATA Online is to allow the Group to provide ICP online test preparation services in the PRC.

Accordingly, the financial statements of ATA Online are consolidated in the Company’s consolidated financial statements. All of the equity (net assets) and net incomes or losses of ATA Online are attributed to the Company; therefore, non-controlling interest in ATA Online is not presented in the Company’s consolidated financial statements.

The key terms of these VIE Agreements are as follows:

Loan agreements: ATA BVI lent to ATA Online’s equity holders, Mr. Kevin Xiaofeng Ma, and Mr. Walter Lin Wang, interest free loans in the amount of RMB10 million for the sole purpose of investing in ATA Online as ATA Online’s registered capital. The equity holders of ATA Online can only repay the loans by transferring all of their legal ownership interest in ATA Online to ATA BVI or to a third party designated by ATA BVI. The equity holders of ATA Online are required to pay to ATA BVI all dividend received from ATA Online. The initial terms of the loans are ten years, which may be extended upon the agreement of ATA BVI and ATA Online’s equity holders.  The approval of ATA Online is not required for the renewal of the loan agreements nor can ATA Online terminate the loan agreement during the contract term. ATA BVI lent RMB 1 million on October 27, 2006 and RMB 9 million on July 7, 2009. As of March 31, 2011, the remaining terms of the loan agreements are 5.6 years and 8.3 years for the loans of RMB 1 million and RMB 9 million, respectively, assuming no renewal of the agreement.

Technical support agreement: ATA Learning has the exclusive right to provide technical support services to ATA Online. ATA Online pays a quarterly service fee to ATA Learning. The service fees are mutually agreed by both parties, and are determined based on certain objective criteria such as the actual services required by ATA Online and the actual labor costs, as determined by the number of days and personnel involved, incurred by ATA Learning for providing the services during the relevant period. During the periods presented, no technical support service was requested by ATA Online and therefore, ATA Learning did not charge ATA Online any service fees under the agreement. The term of this agreement is ten years, automatically renewable for successive one year terms unless ATA Learning notifies ATA Online of its intention not to renew 30 days before the relevant term expires. ATA Online may not terminate this agreement during its term or upon its expiration. The agreement was entered into on October 27, 2006 with a remaining term of 5.6 years as of March 31, 2011, assuming no renewal of the agreement.

Strategic consulting service agreement: ATA Learning provides ATA Online with strategic consulting and related services to ATA Online. The fees for these services are determined by ATA Learning and calculated monthly but paid quarterly based on actual time spent providing the services. ATA Learning has the right to adjust the fees payable by ATA Online in accordance with its performance. During the periods presented, no strategic consulting service was requested by ATA Online and therefore, ATA Learning did not charge ATA Online any service fees under the agreement. The term of this agreement is twenty years, automatically renewable for successive one year terms unless

ATA Learning notifies ATA Online of its intention not to renew 30 days before the relevant term expires. ATA Online can only terminate this agreement if ATA Learning fails to perform its obligation under this agreement. The agreement was entered into on October 27, 2006 with a remaining term of 15.6 years as of March 31, 2011, assuming no renewal of the agreement.

Call option and cooperation agreement: Through the call option and cooperation agreement entered into among ATA BVI, ATA Online and its equity holders, ATA BVI or any party designated by ATA BVI, has an exclusive purchase option to acquire the equity interest in ATA Online from its equity holders or acquire ATA Online’s assets at any time when permitted by applicable Chinese laws and regulations. The proceeds from the exercise of the call option will be applied to repay the loans under the loan agreements described above.  Further, without ATA BVI’s prior written consent, ATA Online or its equity holders cannot sell, assign, mortgage or dispose any of ATA Online’s assets or operation, cannot enter into any transaction which may materially affect ATA Online’s assets, liability, operation, equity or other legal rights, and cannot distribute any dividend to its equity holders. ATA BVI is also obligated to provide financial support to ATA Online’s operation to which ATA BVI has no recourse right if ATA Online cannot repay such financing due to its losses.  This agreement has an indefinite term and can only be terminated with the unanimous consent of all parties, except that ATA BVI may terminate this agreement with 30 days prior notice to the other parties.

Equity pledge agreement: To secure the payment obligations of ATA Online under the technical support agreement and the strategic consulting service agreement described above, ATA Online’s equity holders have pledged to ATA Learning their entire equity ownership interests in ATA Online. Under this agreement, equity holders of ATA Online may not transfer the pledged equity interest without ATA Learning’s prior written consent. This agreement will also be binding upon successors of the pledgor and transferees of the pledged equity interest. The term of the pledge is the same as the term of the strategic consulting service agreement.  ATA Online may terminate this agreement upon the completion of its contractual obligations under the technical support agreement and the strategic consulting service agreement as described above. As of March 31, 2011, the remaining term of this agreement is 15.6 years, assuming no renewal of the strategic consulting service agreement.

Risks and uncertainties of the VIE Agreements: The Company relies on the VIE Agreements to operate and control ATA Online. However, these contractual arrangements may not be as effective as direct equity ownership in providing the Company with control over ATA Online. Any failure by ATA Online or its equity holders to perform their obligations under the VIE Agreements would have a material adverse effect on the financial position and financial performance of the Company. All the VIE Agreements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements. In addition, if the legal structure and the VIE Agreements were found to be in violation of any existing or future PRC laws and regulations, the Company may be subject to fines or other legal or administrative sanctions.

In the opinion of management, based on the legal opinion obtained from the Company’s PRC legal counsel, the above contractual arrangements are legally binding and enforceable and do not violate current PRC laws and regulations. However, there are uncertainties regarding the interpretation and application of existing and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Company and the VIE Agreements are found to be in violation of any existing or future PRC laws and regulations, the PRC government could:

•                  revoke the Company’s business and operating licenses;

•                  levy fines on the Company;

•                  confiscate any of the Company’s income that they deem to be obtained through illegal operations;

•                  shut down a portion or all of the Company’s servers or block a portion or all of the Company’s web site;

•                  discontinue or restrict the Company’s operations in the PRC;

•                  impose conditions or requirements with which the Company may not be able to comply;

•                  require the Company to restructure the Company’s corporate and contractual structure;

•                  take other regulatory or enforcement actions that could be harmful to the Company’s business.

If the imposition of any of these government actions, or any inability to enforce the contractual arrangements upon a breach, causes the Company to lose its ability to direct the activities of ATA Online or receive substantially all the economic benefits and residual returns from ATA Online and the Company is not able to restructure its ownership structure and operations in a satisfactory manner, the Company would no longer be able to consolidate the financial results of ATA Online in the Company’s consolidated financial statements. Total assets, total liability, equity, net sales, net income and cash flows of the Company would be significantly less than the reported amount in the consolidated financial statements of the Company. In the opinion of management, the likelihood of loss in respect of the Company’s current ownership structure or VIE Agreements is remote based on current facts and circumstances.

The assets and liabilities of ATA Online as of March 31, 2010 and 2011 and the net revenue and net loss for the years ended March 31, 2009, 2010 and 2011 are as follows:

	March 31,
	2010	2011
	RMB	RMB

Cash	11,539,242	16,336,725
Accounts receivable, net	489,571	1,319,497
Prepayment and other current assets	1,451,578	637,939
Total current assets	13,480,391	18,294,161
Property and equipment, net	1,171,140	1,009,373
Total assets	14,651,531	19,303,534

Accrued expenses and other payables	1,396,033	1,107,108
Amounts due to related parties (i)	10,209,769	10,468,931
Deferred revenue	1,016,990	2,108,560
Total liabilities	12,622,792	13,684,599

(i)                                     Amounts due to related parties represent the amount due to ATA BVI and ATA Inc.’s other subsidiaries, which are eliminated on consolidation.

	Year ended March 31,
	2009	2010	2011
	RMB	RMB	RMB

Net revenue	9,001,350	11,072,200	21,022,662
Net income (loss)	(1,353,392)	(8,537,032)	3,590,196

All of the assets of ATA Online can be used only to settle obligations of ATA Online. None of the assets of ATA Online has been pledged or collateralized. The creditors of ATA Online do not have recourse to the general credit of ATA BVI or the Company.